							EXHIBIT 12

Republic Bancorp Inc.
Calculations of Ratios of Earnings to Combined Fixed Charges

	Three Months Ended				Nine Months Ended
(in thousands)	September 30,				September 30,
	2004		2003		2004		2003
Including Interest on Deposits:

Fixed charges:
Total interest expense	$33,591		$30,150		$97,326		$92,352
Interest portion of rent expense	190		188		567		569
Fixed charges including interest on deposits	$33,781		$30,338		$97,893		$92,921

Earnings:
Net income	$17,213		$15,790		$49,880		$46,101
Income taxes	6,738		6,523		20,578		19,877
Fixed charges, as above	33,781		30,338		97,893		92,921
Earnings for purposes of calculation	$57,732		$52,651		$168,351		$158,899

Ratio of earnings to combined fixed charges including
interest on deposits	1.71	x	1.74	x	1.72	x	1.71	x

Excluding Interest on Deposits:

Fixed charges:

Total interest expense excluding interest on deposits	$20,567		$16,978		$58,598		$49,254
Interest portion of rent expense	190		188		567		569
Fixed charges excluding interest on deposits	$20,757		$17,166		$59,165		$49,823

Earnings:
Net income	$17,213		$15,790		$49,880		$46,101
Income taxes	6,738		6,523		20,578		19,877
Fixed charges, as above	20,757		17,166		59,165		49,823
Earnings for purposes of calculation	$44,708		$39,479		$129,623		$115,801

Ratio of earnings to combined fixed charges excluding
interest on deposits	2.15	x	2.30	x	2.19	x	2.32	x